EXECUTION VERSION

This Amended and Restated Secured Demand Promissory Term Note (as amended, amended and restated, supplemented or otherwise modified from time to time, this “Note”) has not been registered under the Securities Act of 1933, as amended (the “Act”), or any comparable state securities law.  Neither this Note nor any portion hereof or interest herein may be sold, assigned, transferred, pledged or otherwise disposed of unless the same is registered under the Act and applicable state securities laws or unless an exemption from such registration is available and Borrower shall have received evidence of such exemption reasonably satisfactory to Borrower.

AMENDED AND RESTATED SECURED DEMAND PROMISSORY TERM NOTE

$3,250,000New York, New York

             May 15th, 2020

FOR VALUE RECEIVED, the undersigned, RSE MARKETS, INC., a Delaware corporation (d/b/a Rally Rd.) (the “Borrower”), hereby promises to pay to UPPER90 FUND, LP, a Delaware limited partnership (the “Holder” and together with any subsequent holder hereof, “Holder”), at Holder’s address set forth in Schedule I hereto (the “Principal Business Address”) or such other place as Holder may direct, the principal amount of up to Three Million Two Hundred and Fifty Thousand and 00/100 Dollars ($3,250,000) (the “Maximum Note Amount”), together with interest on the unpaid principal balance thereof at the interest rate hereinafter set forth and any charges, expenses, premiums or fees set forth herein (the “Obligations”).

ON THE TERMS AND SUBJECT TO THE CONDITIONS which are hereinafter set forth:

SECTION 1.NOTE ADVANCES.

1.1Subject to the terms and conditions of this Amended and Restated Secured Demand Promissory Term Note (this “Note”) and in reliance upon the representations and warranties of the Borrower contained herein, the Holder agrees to advance loans (“Loans”) to the Borrower under this Note from time to time on any Business Day (as hereafter defined) prior to the Maturity Date (as hereafter defined), in an aggregate amount not to exceed at any time outstanding, the lesser of (a) the Maximum Note Amount and (b) the Borrowing Base.  Any Loans, once borrowed and repaid, may not be reborrowed.  As used herein, the term “Borrower Base” means, as of any date of determination, the product of (i) 100.00% and (ii) the sum of (x) the Borrower’s Unrestricted Cash on hand and (y) the value (calculated at the lower of cost or market on a basis consistent with Borrower’s historical accounting practices, and net of customer deposits, credits and taxes) of its Eligible Inventory; and the term “Eligible Inventory” means the Inventory (as defined in the UCC) of the Borrower consisting of cars, memorabilia, luxury collectibles, watches and rare books that meet the eligibility criteria set forth on Exhibits A-1 and A-2 hereto.

1.2  Each borrowing of a Loan under this Note shall be in Dollars, shall be made upon the Borrower’s irrevocable written notice delivered to the Holder, which notice must be received by the Holder prior to 12:00 p.m. on the date which is three (3) Business Days prior to the requested borrowing date.  Draw requests shall be in increments of $100,000 (or if less, the remaining outstanding availability under this Note, and the requested advance date must be a Business Day.

SECTION 2.INTEREST RATE; FEES.

2.1Interest Rate.

2.1.1Borrower shall pay the Holder interest on the unpaid principal balance of the Loan in accordance with the terms of this Note.    Accrued interest will accrue and be payable monthly in arrears on the first Business Day (as hereafter defined) of each calendar month (each, an “Interest Payment Date”), provided, that all accrued and unpaid interest shall be payable in full in immediately available funds on the Maturity Date (defined below).  Interest on the Loan shall be payable in immediately available funds in US dollars.  As used herein, “Business Day” means any day other than a Saturday, Sunday or a day which is a legal holiday for banks or other financial institutions in the State of New York.

2.1.2The interest rate applicable to the Loan equals 15.00% per annum (the “Stated Interest Rate”), provided, that upon the occurrence and during the continuance of an Event of Default, the Stated Interest Rate shall automatically (upon the occurrence thereof) be increased by 2.00% per annum.  All default interest shall be due and payable in cash on demand.

2.2Calculation Basis. Interest shall be computed based on the actual number of days in a 360-day year.

2.3Fees.  In connection with any prepayment of this Note prior to the Maturity Date (whether pursuant to an optional prepayment or acceleration of this Note, but excluding any payments made under Section 3.3), in addition to other amounts payable in connection therewith, Borrower shall pay to the Holder, an amount equal to the Applicable Make-Whole Amount (as defined below).  Any Applicable Make-Whole Amount payable in accordance with this Section shall be presumed to be equal to the liquidated damages sustained by the Holder as the result of the Borrower’s prepayment of the Note for any reason prior to the Maturity Date.  The Borrower expressly agrees that (i) the Applicable Make-Whole Amount is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel, (ii) the Applicable Make-Whole Amount shall be payable notwithstanding the then prevailing market rates at the time payment is made, (iii) there has been a course of conduct between Holder and the Borrower giving specific consideration in this transaction for such agreement to pay the Applicable Make-Whole Amount, (iv) the Borrower shall be estopped hereafter from claiming differently than as agreed to in this Section 2.3, (v) their agreement to pay the Applicable Make-Whole Amount is a material inducement to the Holder to provide the commitment and make Loans hereunder, and (vi) the Applicable Make-Whole Amount represents a good faith, reasonable estimate and calculation of the lost profits or damages of the Holder and that it would be impractical and extremely difficult to ascertain the actual amount of damages to the Holder or profits lost by the Holder as a result of such occurrence.  As used herein, the “Applicable Make-Whole Amount” means, as of any date of determination, with respect to any portion of the Loan paid, prepaid or accelerated (with the full amount of the Note being deemed prepaid in the event of an acceleration of this Note), an amount equal to (i) the amount of interest that would have accrued on such Loan amount from the Prepayment Notice Date (defined below) through the three (3) month anniversary of the Prepayment Notice Date, less, (ii) the amount of accrued interest from the Prepayment Notice Date to the date that such Loan amount is Paid in Full, provided, that the Applicable Make-Whole Amount may not be a negative number.  Notwithstanding the foregoing, if the repayment or termination of this note occurs in connection with Borrower or any of its subsidiaries entering into a delayed draw senior secured Asset Backed Loan (“ABL”) with Holder, “Applicable Make-Whole Amount” means, as of any date of determination, an amount equal to zero.   In addition, the “Prepayment Notice Date” means the date on which notice of intent to terminate or effectuate the maturity date of this Note is made under Section 3.1, or, if this Note is accelerated in accordance with the terms hereof, the date that notice of acceleration is delivered to the Borrower by the Holder.

2.4Adjustment for Impositions on Loan Payments.  All payments and reimbursements to Holder made hereunder shall be free and clear of and without deduction for all taxes, levies, imposts, deductions, assessments, charges or withholdings, and all liabilities with respect thereto of any nature whatsoever, excluding taxes to the extent imposed on Holder’s net income.  If Borrower shall be required by law to deduct any such amounts from or in respect of any sum payable under hereunder to Holder, then the sum payable to Holder shall be increased as may be necessary so that, after making all required deductions, Holder receives an amount equal to the sum it would have received had no such deductions been made.

SECTION 3.NOTE PAYMENTS AND PREPAYMENT RIGHTS.

3.1MATURITY DATE.  The Loan together with all accrued and unpaid interest thereon, shall be due and payable in full on that date which is three (3) months after the earlier of (a) the date that a written demand therefor is made by the Holder and (b) the date notice of intent to terminate this Note is delivered by the Borrower to the Holder (such earlier date being the “Maturity Date”).

3.2Prepayments.  Borrower may not prepay, at any time, all or any part of the Loans prior to the Maturity Date.  If, notwithstanding the foregoing, the Loans are prepaid hereunder (whether pursuant to an acceleration of the Loans in accordance with the terms hereof, an optional prepayment made in violation of this Section 3.2, or otherwise, but expressly excluding any prepayments pursuant to Section 3.3), such prepayment shall be accompanied by the payment of all accrued and unpaid interest on such principal amount, together with the Applicable Make-Whole Amount.

3.3Mandatory Prepayments (Over advance).  If at any time, the principal amount of Loans outstanding exceeds the Borrowing Base set forth in the most recent Borrowing Base Certificate delivered under Section 5.2.1(d), then promptly (but in any event within three (3) Business Days) after such occurrence, unless otherwise notified in writing by the Holder, the Borrower shall prepay the outstanding Loans to the extent of such over-advance.

SECTION 4.SECURITY INTEREST.

4.1Grant of Security Interest to Holder.  As collateral security for the due and punctual payment in full when due (whether at stated maturity, by acceleration or otherwise) of the Obligations (including, without limitation, all principal evidenced hereby, any interest thereon and all other amounts due and owing from time to time pursuant to Section 7), Borrower hereby pledges  and assigns to Holder, and grants to Holder a lien on and continuing security interest in all of Borrower’s right, title and interest in and to all of its tangible and intangible personal property and fixtures of every kind and nature, including without limitation the property listed on Exhibit B, whether now owned or existing or hereafter acquired or arising (all being collectively referred to herein as “Collateral”).  Borrower shall use its best efforts to cause the security interest granted under this Note to be perfected as promptly as practicable.

4.2Description of Collateral as All Assets.  Borrower hereby irrevocably authorizes Holder at any time and from time to time to file in any applicable filing office prescribed under the Uniform Commercial Code as in effect in the State of New York from time to time (the “UCC”),  (i) describing the Collateral as “all personal property of debtor” or “all assets of debtor” or words of similar effect, (ii) describing the Collateral as being of equal or lesser scope or with greater detail, or (iii) that contain any information required by part 5 of Article 9 of the UCC as adopted by any relevant jurisdiction for the sufficiency or filing office acceptance.  Borrower agrees to furnish any such information to Holder promptly upon request.

4.3Further Assurances.  Borrower further agrees, upon the request of Holder, to take any and all other actions as Holder may determine to be reasonably necessary for the attachment, perfection and first priority of Holder’s security interest in any and all of the Collateral, including without limitation, (i) executing and delivering and where appropriate filing financing statements and amendments relating thereto under the UCC to the extent, if any, that Borrower’s signature thereon is required therefor and (ii)

complying with any provision of any statute, regulation or treaty as to any Collateral if compliance with such provision is a condition to attachment, perfection or priority of, or ability of Holder to enforce, its security interest in such Collateral.

4.4Attorney in Fact.  Upon the occurrence and during the continuance of an Event of Default (as hereafter defined), Borrower hereby irrevocably constitutes and appoints Holder and any officer or agent thereof, with full power of substitution, as its true and lawful attorneys-in-fact with full irrevocable power and authority in the place and stead of Borrower or in Borrower’s own name, for the purpose of carrying out the terms of this Note, to take any and all appropriate action and to execute any and all documents and instruments that may be necessary to accomplish the purposes of this Note and, without limiting the generality of the foregoing, hereby gives said attorney the power and right, on behalf of Borrower without notice to or assent by Borrower, to, upon the occurrence and during the continuance of an Event of Default, (i) endorse the names of Borrower’s name on any checks, notes, drafts or other forms of payment or security that may come into the possession of Holder or any affiliate of Holder, to sign Borrower’s name on invoices or bills-of-lading, drafts against customers, notices of assignment, verifications and schedules, (ii) sell, transfer, pledge, make any arrangement with respect to or otherwise dispose of or deal with any of the Collateral consistent with the UCC and (iii) do acts and things which Holder reasonably deems necessary to protect, preserve or realize upon the Collateral and Holder’s security interest therein.  The powers granted herein, being coupled with an interest, are irrevocable until the date this Note and the Obligations evidenced hereby is repaid in full in accordance with its terms.  The powers conferred on Holder hereunder are solely to protect its interests in the Collateral and shall not impose any duty upon it to exercise any such powers.  Neither Holder nor any other attorney-in-fact shall be liable for any act or omission, error in judgment or mistake of law, other than in the case of fraud or willful misconduct.

4.5Termination; Release.

4.5.1This Note and the security interest in the Collateral created hereby and under any other document entered into in connection with this Note, shall terminate automatically when (i) all of the outstanding Obligations (other than inchoate or contingent obligations as to which no claim has been asserted hereunder) have been indefeasibly paid in full in cash, and (ii) all commitments of the Holder under this Note shall have terminated (or expired) (the “Payment in Full” or “Paid in Full”).  Upon termination as aforesaid, the Holder shall promptly deliver any possessory Collateral in its possession to the Borrower, and execute and deliver, at the expense of Borrower, such releases and discharges as the Borrower may reasonably request to evidence the foregoing.  Should Holder fail to deliver any UCC-3 termination statements within 10 Business Days of the Payment in Full, the Borrower shall hereby be authorized to file such financing statements on behalf of Holder, at the Borrower’s cost and expense.

4.5.2In the event that any part of the Collateral is sold in connection with a sale not prohibited under this Note or otherwise released at the direction of the Holder or in accordance with the terms of this Note, and the proceeds of such sale or sales are free and clear of any third-party liens and security interests, such Collateral will be sold free and clear of the liens created by this Note, and the Holder, at the request and expense of the Borrower, will promptly execute and deliver to the Borrower a proper instrument or instruments (including UCC termination statements) and will duly assign, transfer and deliver to the Borrower (without recourse, and without any representation or warranty) such of the Collateral covered by this Note as is then being (or has been) so sold or released to the extent in the physical possession of the Holder and has theretofore been released pursuant to this Note.

4.6Until its obligations under this Note are satisfied in full, Borrower shall not grant any contractual lien, security interest or other encumbrance of any kind on the Collateral, other than Permitted Liens.

SECTION 5.REPRESENTATIONS AND WARRANTIES; COVENANTS.

5.1Representations and Warranties.  By Holder’s acceptance of this Note, the Borrower hereby represents and warrants to the Holder that, as of the Restatement Date:

5.1.1The Borrower (i) is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware; and (ii) has the power and authority to execute, deliver and perform, and by all necessary action has authorized the execution, delivery and performance of, all of its obligations under this Note.  The Borrower’s exact legal name, jurisdiction of organization, FEIN and organizational number are set forth on Schedule II hereto;

5.1.2This Note has been duly executed and delivered by the Borrower and the execution, delivery and performance of this Note will not: (i) violate any of its governing documents, provision of law, order of any court, agency or other instrumentality of government, or any provision of any indenture, agreement or other instrument to which it is a party or by which it or any of its properties is bound; (ii) result in the creation or imposition of any lien, charge or encumbrance of any nature; or (iii) require any authorization, consent, approval, license, exemption of, or filing or registration with, any court or governmental authority;

5.1.3This Note is the legal, valid and binding obligation of the Borrower, enforceable against it in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws or equitable principles relating to or affecting the enforcement of creditors’ rights generally;

5.1.4As of the Restatement Date, after giving effect to the extension of the Maximum Note Amount, (a) the fair value of the property of the Borrower is greater than the total amount of liabilities, including contingent liabilities, of the Borrower; (b) the present fair salable value of the assets of the Borrower is not less than the amount that will be required to pay the probable liability of the Borrower on its debts as they become absolute and matured; (c) the Borrower does not intend to, and does not believe that it will, incur debts or liabilities beyond the Borrower’s ability to pay as such debts and liabilities mature; and (d) the Borrower is not engaged in a business or transaction, and is not about to engage in a business or transaction, for which the Borrower’s property would constitute an unreasonably small capital (it being understood that, the amount of contingent liabilities (such as litigation, guaranties and pension plan liabilities) at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that can be reasonably be expected to become an actual or matured liability);

5.1.5All information heretofore or contemporaneously herewith furnished in writing by the Borrower to the Holder for purposes of or in connection with this Note and the transactions contemplated hereby is, and all written information hereafter furnished by or on behalf of the Borrower to the Holder pursuant hereto or in connection herewith will be, when taken as a whole, true and accurate in every material respect and none of such information is or will be incomplete by omitting to state any material fact necessary to make such information, when taken as a whole, not misleading in light of the circumstances under which made (it being recognized by the Holder that any projections and forecasts provided by the Borrower are based on good faith estimates and assumptions believed by the Borrower to be reasonable as of the date of the applicable projections or assumptions and that actual results during the period or periods covered by any such projections and forecasts may differ from projected or forecasted results);

5.1.6The proceeds of this Note shall be used to refinance in full the Borrower’s outstanding senior indebtedness, and to finance the acquisition costs of Inventory in the ordinary course of business (and shall not be used to acquire any margin stock); and

5.1.7All Eligible Inventory is (a) at all times stored in the United States, (b) except as noted on Schedule III, not stored with a bailee, warehouseman, or similar party and (c) located only at, or in-transit between, the locations identified on Schedule III (as such Schedule may be updated from time to time in writing to the Holder).

5.2Covenants.

5.2.1Reporting.  The Borrower shall furnish to Holder the following information within the time periods set forth below:

(a)Monthly Financials/Board Dashboard Report.  Promptly when available and in any event within thirty (30) days after the end of each month, (i) an unaudited, consolidated balance sheet, income statement, statement of owners’ equity and statement of cash flows of the Borrower with respect to the fiscal month most recently ended, along with year-to-date information, and (ii) if requested by Holder, a summary report describing the operations of the Borrower and its direct and indirect subsidiaries in the form prepared for presentation to senior management, its board of directors and/or shareholders, as applicable, for the applicable fiscal month and for the period from the beginning of the then current fiscal year to the end of such fiscal month to which such financial statements relate, and including a management’s discussion and analysis of the financial condition and results of operations of the Borrower for the applicable fiscal month.

(b)Material Notices and Other Information.  Promptly, but in any event within five (5) Business Days, notify Holder in writing of: (i) upon an executive officer becoming aware of the existence of any condition or event which constitutes an Event of Default, together with a description of the nature and period of existence thereto and what actions the Borrower is taking (and propose to take) with respect thereto; (ii) any development or other information which could reasonably be expected to result in a material adverse effect on (A) the business, assets, operations or financial condition of the Borrower, (B) the ability of the Borrower to perform any of its obligations under the Note, (C) any material portion of the Collateral, or Holder’s liens on the Collateral or the priority of such liens, or (D) the rights of or benefits available to the Holder under this Note, which notice shall specify the nature of such development or information and such anticipated effect (such occurrence being referred to herein as a “Material Adverse Effect”); or (iii) the commencement of any action, suit, investigation or proceeding against or affecting the Borrower, including any such investigation or proceeding by any governmental authority (other than routine periodic inquiries, investigations or reviews) seeking damages in an amount that would reasonably be expected to result in a Material Adverse Effect (together with copies of all documents and information furnished to any governmental authority in connection with any such investigation of the Borrower).

(c)Other Information.  Promptly (and in any event within five (5) days after written request therefor), such additional information regarding the business, financial or corporate affairs of the Borrower, or compliance with the terms of this Note, as the Holder may from time to time reasonably request (including as required under the Patriot Act).

(d)Borrowing Base Certificate.  Within ten (10) Business Days of the end of each calendar month, a Borrowing Base certificate, substantially in the form of Exhibit C (a “Borrowing Base Certificate”).

5.2.2Negative Covenants.  So long as any Principal Amount or any other Obligation (whether or not due) shall remain unpaid or Holder shall have any commitment hereunder, Borrower shall not, nor shall it permit any of its direct or indirect subsidiaries to (without prior written consent of Holder):

(a)Restrictions on Indebtedness.  Create, assume, or otherwise become or remain obligated in respect of, or permit or suffer to exist or to be created, assumed or incurred or to be outstanding, any (i) indebtedness or liability for borrowed money or for the deferred purchase price of property or services (including trade obligations); (ii) obligations as lessee under capital leases; (iii) current liabilities in respect of unfunded vested benefits under any benefits plan; (iv) obligations under letters of credit, bankers’ acceptances, bank guarantees and surety bonds or similar instruments issued for the account of any Person; (v) all guaranties, endorsements (other than for collection or deposit in the ordinary course of business) and other contingent obligations to purchase, to provide funds for payment, to supply funds to invest in any Person, or otherwise to assure a creditor against loss; and (vi) obligations secured by any lien, other than Permitted Liens, on property owned by the Borrower, whether or not the obligations have been assumed (other than the obligations under this Note) or guarantee obligations other than (A) indebtedness of Borrower secured by purchase-money liens as permitted in Section 5.2.2(b)(i) below, in an amount not to exceed $75,000 and (B) accounts payable or other unsecured indebtedness to trade creditors for goods or services and current operating liabilities (other than for borrowed money) in each case which are incurred in the ordinary course of business of the Borrower and paid as agreed, unless contested in good faith and by appropriate proceedings and (vii) extensions, refinancings, modifications, amendments and restatements of any items of Permitted Debt (i) through (vi) above, provided that the principal amount thereof is not increased or the terms thereof are not modified to impose more burdensome terms upon Borrower and its direct and indirect subsidiaries, as the case may be (including, the shortening of the maturity of any such indebtedness) (“Permitted Debt”).

(b)Restrictions on Liens.  Create, assume or permit or suffer to exist or to be created or assumed, any lien on any Collateral, other than (each of the following liens, being “Permitted Liens”): (i) liens which constitute purchase money security interests or arise in connection with capital leases (and attaching only to the property being purchased or leased and proceeds thereof); provided that any such lien attaches to such property within fifteen (15) days of the acquisition thereof and attaches solely to the property so acquired or leased and proceeds thereof, (ii) liens in favor of the Holder or securing this Note, (iii) liens securing taxes, assessments and other governmental charges or levies (excluding any lien imposed pursuant to any of the provisions of ERISA) or the claims of materialmen, mechanics, carriers, warehousemen or landlords for labor, materials, supplies or rentals incurred in the ordinary course of business, but in all cases, only if payment shall not at the time be past due (unless contested in good faith and for which the Borrower maintains adequate reserves on its books), (iv) liens incurred in the extension, renewal or refinancing of the indebtedness secured by liens described in (i) through (iii), but any extension, renewal or replacement lien must be limited to the property encumbered by the existing lien and the principal amount of the indebtedness may not increase and (v) liens in favor of financial institutions arising in connection with the Borrower’s deposit accounts held at such institutions arising as a matter of law.

(c)Liquidation; Sale of Assets. Without the express written consent of the Holder, the Borrower shall not (i) merge or consolidate with any entity; provided that any subsidiary may merge with or into Borrower or any other subsidiary, so long as Borrower is the surviving entity or the owner of 100% of the surviving entity, (ii) amend or change its articles of organization, operating agreement or other governing instruments in a manner adverse to Holder (provided, that the Borrower shall provide the Holder with 30 days’ prior written notice of any change in its name or jurisdiction of organization) or (iii) sell, lease, transfer or otherwise dispose of, or grant any third-party an option to acquire, or sell and leaseback, all or a material portion of its assets, whether now owned or hereafter acquired, it being understood, that the foregoing restrictions shall not prohibit the sale of Inventory in the ordinary course of business..

(d)Loans to, or Acquisition of Other Companies.  Make any loan or advance to any Person other than a wholly owned subsidiary.

(e)Transactions with Affiliates.  Enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any Affiliate, except (i) pursuant to a transaction expressly permitted hereunder, or (ii) except in the ordinary course of business in a manner necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to it than would be obtainable in a comparable arm’s length transaction with a Person that is not an Affiliate thereof.  For purposes of this Note, the term, “Affiliate” means, any Person: (i) who directly or indirectly controls, or is controlled by, or is under common control with the Borrower; or (ii) who directly or indirectly beneficially owns or holds ten percent (10%) or more of the voting stock of the Borrower, provided that none of Upper90 Fund, LP nor any of its affiliates shall constitute an Affiliate hereunder.  The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

(f)Restricted Payments.  Declare or make, or agree to declare or make, directly or indirectly (or incur any obligation to consummate or effectuate), any (i) any dividend or other distribution (whether in cash, securities or other property) with respect to any equity interests in the Borrower, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such equity interests or any option, warrant or other right to acquire any such equity interests, provided that Borrower, may, without the written consent of Holder (1) convert any of its convertible securities into other securities pursuant to the terms of such convertible securities or otherwise in exchange thereof, and (2) repurchase the stock of former employees or consultants pursuant to stock repurchase agreements so long as an Event of Default does not exist at the time of such repurchase and would not exist after giving effect to any such repurchase, provided that the aggregate amount of all such repurchases does not exceed One Hundred Thousand Dollars ($100,000.00) per fiscal year; (ii) any loans to Borrower’s direct or indirect equity holders or their Affiliates, or (iii) the payment of any fee (including, management and advisory fees), expense reimbursement, indemnity payment or other amount to any Affiliate of the Borrower (collectively, “Restricted Payments”), other than Restricted Payments made directly or indirectly by any subsidiary of the Borrower, to Borrower (or any other subsidiary of Borrower).  For the avoidance of doubt, payroll expenses paid to Affiliates in the ordinary course of business and consistent with historical practices or Borrower’s projections (in each case, as disclosed to the Holder in the financial statements and/or projections delivered to the Holder on or prior to the Original Note Date), shall not be deemed a Restricted Payment hereunder.

5.2.3Financial Covenant (Minimum Liquidity).  The Borrower shall at all times, maintain Unrestricted Cash of greater than $500,000.  The Borrower shall, upon the request of the Holder, provide evidence of the same in the form of bank statements and the Borrower’s balance sheet (or such other evidence to the extent reasonably requested by the Holder).  As used herein, “Unrestricted Cash” means cash and cash equivalents in deposit or securities accounts located in the United States, which (a) does not appear as “restricted” on the Borrower’s balance sheet, (b) is not contractually required and has not been contractually committed to be used for a specific purpose and (c) is not subject to any lien in favor of any other Person other than liens permitted under Section 5.2.2(b).

5.2.4Post-Closing Conditions.  The Borrower shall deliver to the Holder, promptly, but in any event, within ten (10) Business Days of the Original Note Date (or such later date as is reasonably acceptable to the Holder), the Borrowers’ forecasted (a) balance sheets, (b) profit and loss statements, and (c) cash flow statements, all prepared on a basis consistent with the Borrowers’ historical financial statements, together with appropriate supporting details and a statement of underlying assumptions, for the 2020 fiscal year, on a month by month basis.

SECTION 6.DEFAULT.

6.1Events of Default.  Each of the following shall constitute an “Event of Default”:

6.1.1Failure to Pay or Perform.  Any payment of principal, interest or other amounts payable hereunder is not paid in full when due.

6.1.2Bankruptcy.

(a)Borrower (i) applies for or consents to the appointment of a receiver, trustee or liquidator of Borrower, as the case may be, or of all or a substantial part of its assets, (ii) files a voluntary petition in bankruptcy, or admits in writing its inability to pay its debts as they come due, (iii) makes an assignment for the benefit of creditors, (iv) files a petition or an answer seeking a reorganization or an arrangement with creditors or seeking to take advantage of any insolvency law, (v) performs any other act of bankruptcy, or (vi) files an answer admitting the material allegations of a petition filed against Borrower in any bankruptcy, reorganization or insolvency proceeding; or

(b)If (i) an order, judgment or decree is entered by any court of competent jurisdiction adjudicating Borrower a bankrupt or an insolvent, or approving a receiver, trustee or liquidator of Borrower or of all or a substantial part of its assets, or (ii) there otherwise commences with respect to Borrower or any of its assets any proceeding under any bankruptcy, reorganization, arrangement, insolvency, readjustment, receivership or like law or statute, and if such order, judgment, decree or proceeding continues unstayed for any period of sixty (60) consecutive days after the expiration of any stay thereof.

6.1.3Covenants.  Borrower fails to observe any covenant, condition, obligation or agreement under this Note and as to any such default that can be cured, has failed to cure the default within ten (10) days after the occurrence thereof; provided, however, that if the default cannot by its nature be cured within the ten (10) day period or cannot after diligent attempts by Borrower be cured within such ten (10) day period, and such default is likely to be cured within a reasonable time, then Borrower shall have an additional period (which shall not in any case exceed thirty (30) days) to attempt to cure such default, and within such reasonable time period the failure to cure the default shall not be deemed an Event of Default (but no Loans shall be made during such cure period)..

6.1.4Invalidation of Note; Security Interest.  At any time after the execution and delivery of this Note, (i) this Note ceases to be in full force and effect, or shall be declared null and void, or Holder shall not have or shall cease to have a valid and perfected on the Collateral purported to be covered hereby or (ii) Borrower or any affiliate thereof shall contest in writing the validity or enforceability of this Note in writing or deny in writing that it has any further liability.

6.1.5Change of Control.  A Change of Control of Borrower shall constitute an Event of Default unless provision for the Payment in Full simultaneous with the consummation of the Change of Control is made. For purposes of this Note, a “Change of Control” means (i) a transaction or series of related transactions in which any “person” or “group” (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of Borrower having the right to vote for the election of members of Borrower’s board of directors, (ii) any reorganization, merger or consolidation of Borrower, other than a transaction or series of related transactions in which the holders of the voting securities of Borrower outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of Borrower or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of Borrower.

6.1.6Material Adverse Effect.  The occurrence of any event which has a material adverse effect on (i) the business, financial condition, or results of operations of Borrower, (ii) the ability of Borrower to fully and timely perform any of its obligations under this Note, (iii) the rights and remedies of Holder under this Note or (iv) the validity, perfection or priority of any lien of Holder in the Collateral.

6.2Remedies.  Upon the occurrence and during the continuance of any Event of Default, Holder may:

(a)declare all or any portion of the unpaid Loan, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by Borrower; and/or

(b)exercise all rights and remedies available to it under this Note or applicable law;

provided, however, that upon the occurrence of any event specified in Section 6.1.2 above, the unpaid Loan and all interest and other amounts as aforesaid shall automatically become due and payable without further act of Holder.  Borrower hereby waives, to the fullest extent permitted by applicable law, diligence, presentment, protest and demand and notice of protest and demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, or the payment of any portion of the Loan or interest hereunder, may be extended from time to time, without in any way affecting the liability of Borrower hereunder.

SECTION 7.COSTS AND EXPENSES.

7.1Borrower shall, within ten (10) calendar days of demand therefor, pay (a) up to $10,000 of all reasonable and documented out-of-pocket expenses incurred by Holder (including the reasonable and documented fees, out-of-pocket charges and disbursements of legal counsel), in connection with the preparation, negotiation, execution, delivery of this Note, and (b) all reasonable and documented out of pocket expenses incurred by Holder (including the fees, charges and disbursements of counsel) in connection with (x) the administration of this Note, (y) any amendments, modifications or waivers of the provisions hereof (whether or not the transactions contemplated hereby shall be consummated) and (z) the enforcement or protection of its rights in connection with this Note.

7.2Borrower shall pay, indemnify, defend, and hold Holder and its affiliates and the partners, members, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives (each, an “Indemnified Person”) harmless (to the fullest extent permitted by law) from and against any and all claims, demands, suits, actions, investigations, proceedings, liabilities, fines, penalties and damages, and all reasonable fees and disbursements of attorneys, experts and consultants and all other costs and expenses actually incurred in connection therewith or in connection with the enforcement of this indemnification (as and when they are incurred and irrespective of whether suit is brought), at any time asserted against, imposed upon, or incurred by any of them (a) in connection with or as a result of or related to the execution, delivery, enforcement, performance, or administration (including any restructuring or workout with respect hereto) of this Note, and (b) with respect to any investigation, litigation, or proceeding related to this Note, or any act, omission, event, or circumstance in any manner related thereto (all the foregoing, collectively, the “Indemnified Liabilities”).  This provision shall survive any repayment in full of this Note.  Notwithstanding anything contained in this Note to the contrary, Borrower shall not be obligated for any Indemnified Liabilities arising from the gross negligence or wilfull misconduct of an Indemnified Person (as finally determined by a court of competent jurisdiction).

SECTION 8.APPLICATION OF PAYMENTS.  In addition to any other rights, options and remedies Holder has at law or in equity, all amounts collected or received pursuant to this Note shall be applied by Holder to satisfy the Obligations in the manner and order determined by Holder in its sole discretion.

SECTION 9.GENERAL.

9.1Notices.  All notices and other communications provided for herein shall be in writing and shall be delivered by electronic mail, hand or overnight courier service, mailed by certified or registered mail, to Borrower or Holder at its address as set forth on Schedule I.  Notices sent by electronic mail, hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received.

9.2Applicable Law.  This Note is governed by and will be construed in accordance with the laws of the State of New York (without regard to the principles thereof governing conflicts of laws).

9.3Consent to Jurisdiction. Borrower and Holder hereto irrevocably and unconditionally agrees that it will not commence any action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against such party of the foregoing in any way relating to this Note or or the transactions relating hereto or thereto, in any forum other than the courts of the State of New York sitting in New York County, and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of such courts and agrees that all claims in respect of any such action, litigation or proceeding may be heard and determined in such New York State court or, to the fullest extent permitted by applicable law, in such federal court; provided that, any suit seeking enforcement against any collateral may be brought, at Holder’s option, in the courts of any jurisdiction where such collateral may be found.  Borrower and Holder agree that a final judgment in any such action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Borrower and Holder irrevocably and unconditionally waive, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Note in any court referred to herein.  Borrower and Holder hereby irrevocably waive, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.  Borrower and Holder irrevocably consent to service of process in the manner provided for notices in this Note.  Nothing in this Note will affect the right of any party hereto to serve process in any other manner permitted by applicable law.

9.4Waiver of Jury Trial.  BORROWER AND HOLDER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

9.5Headings.  The headings of the Sections, subsections, paragraphs and subparagraphs hereof are provided herein for and only for convenience of reference, and shall not be considered in construing their contents.

9.6Severability.  No determination by any court, governmental body or otherwise that any provision of this Note or any amendment hereof is invalid or unenforceable in any instance shall affect the validity or enforceability of (a) any other such provision or (b) such provision in any circumstance not controlled by such determination.  Each such provision shall be valid and enforceable to the fullest extent allowed by, and shall be construed wherever possible as being consistent with, applicable law.

9.7No Waiver.  Holder shall not be deemed to have waived the exercise of any right which it holds hereunder unless such waiver is made expressly and in writing.  No delay or omission by Holder in exercising any such right (and no allowance by Holder to Borrower of an opportunity to cure a default in performing its obligations hereunder) shall be deemed a waiver of its future exercise.  No such waiver made as to any instance involving the exercise of any such right shall be deemed a waiver as to any other such instance, or any other such right.  Further, acceptance by Holder of all or any portion of any sum payable under, or partial performance of any covenant of, this Note, whether before, on, or after the due date of such payment or performance, shall not be a waiver of Holder’s right either to require prompt and full payment and performance when due of all other sums payable or obligations due thereunder or hereunder or to exercise any of Holder’s rights and remedies hereunder or thereunder.

9.8Interest Limitation.  Notwithstanding anything to the contrary contained herein, the effective rate of interest on the Obligations shall not exceed the lawful maximum rate of interest permitted to be paid in the State of New York.  If the interest charged under this Note results in an effective rate of interest higher than that lawfully permitted to be paid, then such charges shall be reduced by the least amount necessary to result in a permissible effective rate of interest and any amount which would exceed the highest lawful rate already received and held by Holder shall be applied to a reduction of principal and not to the payment of interest.  Borrower agrees that for the purpose of determining highest rate permitted by law, any non-principal payment shall be deemed, to the extent permitted by law, to be an expense, fee or premium rather than interest.

9.9Modification.  This Note may be modified, amended, discharged or waived only by an agreement in writing signed by both parties.

9.10Negotiable Instrument.  Borrower agrees that this Note shall be deemed a negotiable instrument, even though this Note may not otherwise qualify, under applicable law, absent this paragraph, as a negotiable instrument.

9.11Relationship.  Borrower and Holder intend that the relationship between them shall be solely that of creditor and debtor.  Nothing contained in this Note shall be deemed or construed to create a partnership, tenancy-in-common, joint tenancy, joint venture or co-ownership by or between Borrower and Holder.

9.12Successors and Assigns Bound. The obligations set forth in this Note shall be binding upon Borrower and its successors and assigns.

9.13Certain Defined Terms.

“Collectibles” means cars, memorabilia, luxury collectibles, watches and rare books owned by Borrower or a subsidiary, together with any and all non-severable appliances, parts, instruments,

accessors, furnishings, other equipment, accessions, additions, improvements, substitutions and replacements from time to time in or to such cars, memorabilia, luxury collectibles, watches and rare books.

“Completed Securities Offerings” means a securities offering in respect of Borrower’s Collectibles or collectibles assets whose title is held by, or the benefit of, a separate series of interests of Borrower and its direct and indirect subsidiaries that has closed in accordance with the terms of the applicable offering documents.

“Copyrights” are any and all copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work thereof, whether published or unpublished and whether or not the same also constitutes a trade secret.

“Excluded FBO Accounts” means accounts used exclusively to hold funds for the benefit of third party investors in a separate series of interests of Borrower and its direct and indirect subsidiaries in connection with a Completed Securities Offering, and identified by Borrower to Holder as such.  For the avoidance of doubt, if at any time funds of Borrower are held in an Excluded FBO Account it shall no longer be designated an Excluded FBO Account.

“Excluded Collectibles” means all Collectibles whose title is held by, or for the benefit of, a separate series of interests of Borrower and its direct and indirect subsidiaries and which are the subject of a Completed Securities Offering.

“Intellectual Property” means, with respect to any Person, all of such Person’s right, title, and interest in and to the following:

(a)its Copyrights, Trademarks and Patents;

(b)any and all trade secrets and trade secret rights, including, without limitation, any rights to unpatented inventions, know-how, operating manuals;

(c)any and all source code;

(d)any and all design rights which may be available to such Person;

(e)any and all claims for damages by way of past, present and future infringement of any of the foregoing, with the right, but not the obligation, to sue for and collect such damages for said use or infringement of the Intellectual Property rights identified above; and

(f)all amendments, renewals and extensions of any of the Copyrights, Trademarks or Patents.

“Original Note Date” means December 20, 2019.

“Patents” means all patents, patent applications and like protections including without limitation improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same.

“Person” means any individual, partnership, corporation (including a business trust and a public benefit corporation), joint stock company, estate, association, firm, enterprise, trust, limited liability company, unincorporated association, joint venture and any other entity or governmental authority.

“Restatement Date” means the date of this Note.

“Trademarks” means any trademark and servicemark rights, whether registered or not, applications to register and registrations of the same and like protections, and the entire goodwill of the business of Borrower connected with and symbolized by such trademarks.

9.14Amendment and Restatement; No Novation.  This Note amends and restates in its entirety, but shall not novate or extinguish, that certain Secured Demand Promissory Term Note, dated as of December 20, 2019, by Borrower in favor of the Holder in the original face amount of $2,250,000 (the “Original Note”). Nothing in this Note shall constitute a repayment, satisfaction or discharge of the outstanding indebtedness under the Original Note, and all of the outstanding “Obligations” under the Original Note, shall continue as Obligations under this Note.  The Obligations hereunder shall continue to benefit from the UCC-1 Financing Statement filed with the Secretary of State of Delaware under filing number 20200345983, naming Borrower as “Debtor” and Holder as “Secured Party.”

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IN WITNESS WHEREOF, Borrower has duly executed and delivered this Note, or caused it to be duly executed and delivered on its behalf by its duly authorized representatives, on the day and year first above written.

RSE MARKETS, INC. (DBA Rally Rd.)

By:/s/ Christopher Bruno

Name:Christopher Bruno Title:President

The undersigned accepts and agrees to the foregoing Secured Demand Promissory Note as of the date first written above.

Upper90 Fund, LP, as Holder

By:/s/ Alex Urdea

Name:Alex Urdea Title:Managing Partner

[Note Signature Page]

Schedule I

Notices

if to Holder, at:

114 West 26th Street, 5th Floor
New York, NY 10001

Attn:  Alex Urdea

Email:  Alex@upper90.io

if to Borrower, at:

RSE Markets, Inc.

250 Lafayette Street, 2nd Floor

New York, New York 10012

Attn: Christopher Bruno, Chief Executive Officer

Email:  chris@rallyrd.com

Schedule II

Legal Name, Jurisdiction of Organization, FEIN, Corp ID

Legal Name	Jurisdiction of Organization	FEIN	Corp. ID
RSE MARKETS, INC.	Delaware	81-2518456	6028416

Schedule III

Eligible Inventory Storage Facilities

1.250 Lafayette Street, NY, NY 10012

2.Atelier Delaware, 71 Southgate Blvd., New Castle, DE 19720

3.Reliable Carriers, 22 Law Dr, Fairfield, NJ 07004

Exhibit A-1

Eligibility Criteria
(Inventory)

Inventory (as defined in the UCC) of the Borrower, that complies with each of the representations and warranties respecting Eligible Inventory made in the Note, and that is not excluded as ineligible by virtue of one or more of the excluding criteria set forth below.  In determining the amount to be so included, Inventory shall be valued at the lower of cost or market on a basis consistent with Borrower’s historical accounting practices, and shall be calculated, net of customer deposits, credits and taxes.  An item of Inventory shall not be included in Eligible Inventory if:

1.The Borrower does not have good, valid, and marketable title (or ownership in the case of non-titled Eligible Inventory) thereto;

2.The Borrower does not have actual and exclusive possession thereof (either directly or through a bailee or agent of the Borrower) unless otherwise specified in the Borrowing Base Report;

3.it is not located at one of the locations in the continental United States set forth on Schedule III to this Note (as such schedule may be amended from time to time) (or in-transit from one such location to another such location) (or as otherwise scheduled in the Borrowing Base Report);

4.it is not subject to a valid and perfected first priority Holder’s lien;

5.such Inventory is not insured against types of loss, damage, hazards, and risks, and in amounts, reasonably satisfactory to the Holder (and, upon request of the Holder, the Borrower shall provide a copy of the certificate of insurance evidencing adequate insurance coverage);

6.title (when applicable) to such Inventory has not passed to the Borrower; and

7.the Inventory does not satisfy the Borrower’s eligibility criteria set forth on Exhibit A-2.

Additionally, Inventory of the Borrower shall not constitute Eligible Inventory if either such goods are placed on consignment or are sold pursuant to a guaranteed sale, a sale or return, a sale on approval, a bill and hold, or any other terms by reason of which the payment by the account debtor may be conditional, or with respect to which the payment terms are “C.O.D.”, cash on delivery or other similar terms.

Exhibit A-2

Eligibility Criteria
(Inventory)

All assets on Rally Rd. are considered to be investment grade, and therefore must adhere to only the highest standards of authenticity quality, history and cosmetic condition (and in the case of classic cars mechanical condition).

COLLECTOR CAR UNDERWRITING STANDARDS:

1) Key Factors we Consider:

a) In the case where a vehicle model has VIN stamped or numbers matching engines,

transmissions, and/or other drivetrain components, the original components must be in the vehicle.

i) In models where vehicles did not have serialized engine numbers that can be matched to the chassis, casting numbers and an expert opinion must be provided to verify that engine is original to car.

ii) In the case where a vehicle model has VIN stamped or numbers matching body panels, the original components must be on the vehicle.

b) We place a high premium on limited production vehicles. Vehicles with total production over 2,000 units will be considered based on exceptional mileage, originality or history.

c) If a vehicle is represented as restored there must be documentation (either photographs or invoices) supporting that fact.

d) Vehicles must be in their original factory delivered colors. Vehicles not painted or upholstered in their original colors, but rather painted or upholstered in a period factory available color, may be considered on a case-by-case basis.

e) Vehicle history must be documented from new without gaps larger than 20% of the vehicles age. E.g. a 60-year old vehicle cannot have gaps in history larger than 12 years.

i) The "Ownership Ratio" = (Current Year - Vehicle Model Year) / Number of Owners

must be > 4.5, otherwise may be considered on a case-by-case basis.

ii) An affidavit from a previous private owner may be accepted on case-by-case basis for single owner vehicles with gaps in history or vehicles with undocumented celebrity provenance.

2) Immediately Disqualifying Factors:

a) Salvage, flood, rebuilt, assigned vin, or other similarly compromised titles, history of an accident, or prior damage to more than one body panel of the vehicle immediately disqualifies any car from the Platform.

b) Vehicles with mileage discrepancies or any period where the odometer was known to be non-functioning are immediately disqualified.

COLLECTIBLES UNDERWRITING STANDARDS:

1) All collectible assets must be acquired from a "brand-name" supplier, for example:

a) Vintage watches from a business that is an authorized retailer for the manufacturer.

b) Memorabilia from a licensed auction house that has a documented history of transacting in assets of similar or greater caliber.

c) Assets acquired directly from private owners may be accepted on case-by-case basis provided provenance can be established and documented.

2) All collectible assets must be substantiated by a signed representation of authenticity from the respective supplier.

3) All collectible assets must be substantiated by an acceptable form of third-party authentication, for example:

a) Vintage watches must include "boxes and papers" from the manufacturer with matching and expert verified serial numbers.

b) Memorabilia must have been graded as authentic and recently validated by a major authentication agency, such as PSA (Professional Sports Authenticator) or SGC

(Sportscard Guarantee Corporation).

c) An affidavit from a previous private owner may be accepted on case-by-case basis.

d) In any instances when a collectible asset does not have an existing 3rd-party letter of authenticity (ex. a first edition signed Albert Einstein biography from the 1940s) an industry expert must be engaged to inspect the asset and provide a signed letter of authenticity.

Exhibit B

Collateral

The Collateral shall include, all of Borrower’s right, title and interest in and to all of Borrower’s tangible and intangible personal property and fixtures (but none of its obligations with respect thereto), of every kind and nature, including, without limitation, the following tangible and intangible personal property and fixtures (as each such term is used in the UCC):

(i)investment property;

(ii)goods;

(iii)equipment;

(iv)inventory;

(v)instruments (including, without limitation, promissory notes);

(vi)accounts;

(vii)documents;

(viii)chattel paper (whether tangible or electronic);

(ix)deposit accounts;

(x)fixtures;

(xi)letters-of-credit, letter-of-credit rights and support obligations;

(xii)the commercial tort claims;

(xiii)general intangibles (including, without limitation, payment intangibles and intellectual property rights, but excluding insurance proceeds relating to workers’ compensation); and

(xiv)any and all additions, accessions and attachments to any of the foregoing and any substitutions, replacements, proceeds (including, without limitation, insurance proceeds), products and supporting obligations of the foregoing.

Notwithstanding the foregoing, the Collateral does not include (a) any Excluded Collectible, (b) Excluded FBO Accounts, but not the proceeds thereof, (c) any insurance proceeds relating to workers’ compensation and (d) any intent-to-use Trademark application prior to the filing and acceptance of a “Statement of Use” or “Amendment to Allege Use” with respect thereto, to the extent, if any, that, and solely during the period, if any, in which the grant, attachment or enforcement of a security interest therein would impair the validity or enforceability, or result in the voiding, of such intent-to-use trademark application or any registration issuing therefrom under applicable U.S. federal law).

Exhibit C

FORM OF BORROWING BASE CERTIFICATE

TO:Upper90 Fund, LP

114 West 26th Street, 5th Floor

New York, NY 10001

Attn:  Alex Urdea

Email: nyteam@upper90.io

Ladies and Gentlemen:

The undersigned is an authorized representative of RSE MARKETS, INC. (dba Rally Rd.), a Delaware corporation (“Borrower”), and is authorized to make and deliver this certificate on behalf of the Borrower pursuant to that certain Amended and Restated Secured Demand Promissory Note, dated as of May       , 2020 (as amended, restated, amended and restated, modified, supplemented, refinanced, renewed, or extended from time to time, the “Note”), by the Borrower in favor of Upper90 Fund, LP (together with its successors and assigns, the “Lender”). Capitalized terms used but not defined herein shall have the meanings given to them in the Note.

Pursuant to the terms and provisions of the Note, the undersigned hereby certifies that the following statements and information are true, complete and correct as of the last day of the fiscal month most recently ended (the “Test Date”):

(a)As to each item of inventory that is identified by Borrower as Eligible Inventory in this Borrowing Base Certificate submitted to Lender, such Inventory is (i) of good and merchantable quality, free from known defects, and (ii) not excluded as ineligible by virtue of one or more of the excluding criteria set forth in the eligibility criteria set forth in Exhibits A-1 and A-2 to the Note.

(b)The Eligible Inventory is not stored with a bailee, warehouseman, or similar party and is located only at, or in-transit between, the locations identified on Schedule III to the Note (as such Schedule may be updated by way of a supplement attached hereto)1

(c)The Borrower keeps correct and accurate records itemizing and describing the type, quality, and quantity of its inventory and the book value thereof.

(d)The aggregate value (calculated at the lower of cost or market on a basis consistent with Borrower’s historical accounting practices, and net of customer deposits, credits and taxes) of the Eligible Inventory as of the Test Date, is $                      .  Attached hereto as Annex I is a list of all Eligible Inventory and a detailed calculation of the Borrowing Base.

(e)The Borrower’s balance of Unrestricted Cash as of the Test Date, is $                 .2  The Borrower is in compliance with the covenant set forth in Section 5.2.3 (Minimum Liquidity) of the Note.

1 List any updates as a schedule to this Borrowing Base Certificate.

2 Borrower shall submit a month end bank statement together with this Borrowing Base Certificate.

Exhibit C-1

(f)The Borrower’s Borrowing Base as of the Test Date is, $               .3  No over advance (e.g. Loan outstanding in excess of the Borrowing Base then in effect) exists as of the Test Date of this Borrowing Base Certificate.

(g)No Event of Default exists or is continuing as of the Test Date.

[Remainder of page left intentionally blank]

3 The sum of (d) and (e)

Exhibit C-2

IN WITNESS WHEREOF, the undersigned has caused this Borrowing Base Certificate to be executed on behalf of the Borrower as of the date first above written.

RSE MARKETS, INC. (DBA Rally Rd.)

By: Name: Title:

SECTION 1.

Exhibit C-3

Calculation of Borrowing Base

(see attached)

Exhibit C-4